ACI Corp. III 399 Park Ave. New York, NY 10022

March 16, 2022 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Re: ACI Corp. III (formerly known as Atlas Crest Investment Corp. III) Request to Withdraw Registration Statement on Form S-1 File No. 333-253768

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), ACI Corp. III (formerly known as Atlas Crest Investment Corp. III, a Delaware corporation) (the "Company"), hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement on Form S-1 together with all exhibits and amendments thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on March 2, 2021.

The Company is seeking withdrawal of the Registration Statement because the Company has elected not to proceed with the offering contemplated by the Registration Statement at this time. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide copies of the Order to the undersigned at Atlas Crest Investment Corp. III, 399 Park Ave, New York, NY 10022, with copies to the Company's counsel, Kirkland & Ellis LLP, 601 Lexington Ave, New York, NY 10022, facsimile number (212) 446-4900, attention Christian O. Nagler and Sean T. Wheeler; and Ellenoff Grossman & Schole LLP, 1345 Avenue of the Americas, New York, NY 10105, facsimile number (212) 370-7889, attention Douglas S. Ellenoff, Stuart Neuhauser and Jonathan H. Deblinger.

Please do not hesitate to contact the Company's counsel, Kirkland & Ellis LLP, at (212) 446-4800; and Ellenoff Grossman & Schole LLP at (212) 370-1300, if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

Atlas Crest Investment III-A LLC, as Authorized Signatory

By:	/s/ Michael Spellacy

By: Michael Spellacy
Its: Sole Member

cc: Christian O. Nagler Sean T. Wheeler, P.C. Kirkland & Ellis LLP Douglas S. Ellenoff Stuart Neuhauser Jonathan H. Deblinger Ellenoff Grossman & Schole LLP

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